SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S MAY TRAFFIC GROWS 9%

The following are the passenger and load factor statistics for May 2009 for Ryanair, Europe's largest scheduled airline.

	May 08	May 09	Increase	12 mth to 31 May 09
Passengers (m) 1	5.06M	5.51M	+9%	59.6M
Load Factor 2	80%	81%	+1%	82%

  Represents the number of earned seats flown by Ryanair.

  Represents the number of passengers as a proportion of the number of seats available for passengers.

Ends.                                                              Wednesday, 3rd June 2009

For further information:

Stephen McNamara                                     Pauline McAlester

Ryanair                                                         Murray Consultants

Tel: 00 353 1 812 1271                                 Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 June, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary